U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17F-2

     CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE
                   CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

                            PURSUANT TO RULE N-17F-2




1.  Investment Company Act File Number:         Date Examination completed:
        811-08034                               April 1, 2003


2.            State Identification Number:

AL      AK       AZ       AR       CA       CO
CT      DE       DC       FL       GA       HI
ID      IL       IN       IA       KS       KY
LA      ME       MD       MA       MI       MN
MS      MO       MT       NE       NV       NH
NJ      NM       NY       NC       ND       OH
OK      OR       PA       RI       SC       SD
TN      TX       UT       VT       VA       WA
WV      WI       WY       PUERTO RICO

3. Exact name of investment company as specified in registration statement:

FRANKLIN REAL ESTATE SECURITIES TRUST

Franklin Real Estate Securities Fund


4. Address of principal executive office: (number, street, city, state, zip code)

                    One Franklin Parkway San Mateo, CA 94403








                         REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees of:

The Franklin Templeton Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the funds in Attachment I (hereafter referred to as the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of February 28, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2003, and with respect to agreement of security purchases and sales, for the periods indicated:

o Inspection of the records of Franklin/Templeton Investors Services, Inc. as they pertain to the security positions owned by the Funds and held in book entry form.
o Reconciliation of such security positions to the books and records of the Funds.
o Agreement of a sample of security purchases and sales since our last report to the books and records of the Funds.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2003 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/S/ PRICEWATERHOUSECOOPERS LLP
------------------------------
PricewaterhouseCoopers LLP
San Francisco, California
April 1, 2003






Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940



We, as members of management of Franklin Templeton Funds indicated in Attachment I (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2003 and for the periods indicated.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2003 and for the periods indicated with respect to securities reflected in the investment accounts of the Funds.


By:



/S/ KIMBERLY H. MONASTERIO
-----------------------------------
Kimberley H. Monasterio
Principal Accounting Officer
















                                                                    Attachment I


Fund                                                            Period Covered
------------------------------------------------------------------------------

Franklin Custodian Funds
      Franklin Dynatech Series        September 1, 2002 - February 28, 2003
      Franklin Growth Series          September 1, 2002 - February 28, 2003
      Franklin Income Series          September 1, 2002 - February 28, 2003
      Franklin U.S. Government Fund   September 1, 2002 - February 28, 2003
      Franklin Utilities Series       September 1, 2002 - February 28, 2003

Franklin Strategic Series
      Franklin Aggressive Growth Fund October 1, 2002 - February 28, 2003
      Franklin Large Cap Fund         October 1, 2002 - February 28, 2003
      Franklin U.S. Long-Short Fund October 1, 2002 - February 28, 2003 Franklin Natural Resources Fund October 1, 2002 - February 28, 2003 Franklin Biotechnology
      Discovery Fund                  October 1, 2002 - February 28, 2003
      Franklin Blue Chip Fund         October 1, 2002 - February 28, 2003
      Franklin Global Health Care
      Fund                            October 1, 2002 - February 28, 2003
      Franklin Global Communications
      Fund                            October 1, 2002 - February 28, 2003
      Franklin Strategic Income Fund October 1, 2002 - February 28, 2003 Franklin Flex Cap Growth Fund October 1, 2002 - February 28, 2003
      Franklin Technology Fund        October 1, 2002 - February 28, 2003
      Franklin Small Cap Growth II
      Fund                            October 1, 2002 - February 28, 2003
      Franklin Small Mid-Cap Growth
      fund                            October 1, 2002 - February 28, 2003

Franklin Templeton Variable Insurance Products Trust
      FTVIPT - Strategic Income
      Investments Fund                November   1,  2002  - February 28, 2003
      FTVIPT - S&P 500 Index Fund     November   1,  2002  - February 28, 2003
      FTVIPT - Value Securities Fund  November   1,  2002  - February 28, 2003
      FTVIPT - Rising Dividends Fund  November   1,  2002  - February 28, 2003
      FTVIPT - Small Cap Fund         November   1,  2002  - February 28, 2003
      FTVIPT - Aggressive Growth Fund November   1,  2002  - February 28, 2003
      FTVIPT - Technology Fund        November   1,  2002  - February 28, 2003
      FTVIPT - Templeton Global Asset
      Allocation Fund                 November   1,  2002 -  February 28, 2003
      FTVIPT - Templeton Foreign
      Securities Fund                 November   1,  2002 -  February 28, 2003
      FTVIPT - Mutual Discovery Fund November 1, 2002 - February 28, 2003 FTVIPT - Mutual Shares
      Securities Fund                 November   1,  2002 -  February 28, 2003

      Franklin Real Estate Securities
      Fund                            October 1, 2002 - February 28, 2003
      Franklin Age High Income Fund   November  1, 2002 - February 28, 2003

Franklin Templeton Fund Allocator Series
      Templeton Conservative Target Fund   September 1, 2002 - February 28, 2003
      Templeton Moderate Target Fund       September 1, 2002 - February 28, 2003
      Templeton Growth Target Fund         September 1, 2002 - February 28, 2003


Master/Feeder

      Money Market Portfolio
      IFT - Money Market Portfolio         August 1,  2002 - February 28, 2003
      IFT - Cash Reserves                  August  1, 2002 - February 28, 2003
      Money Fund                           August 1, 2002 - February 28, 2003
      Templeton Money Fund II              August 1, 2002 - February 28, 2003

      U.S. Government Securities
      Federal Money Fund                   August  1, 2002 -  February  28, 2003
      IFT - US Govt. Securities MMP        August 1,  2002 -  February 28, 2003

      U.S. Government Adjustable Rate Mortgage
      FIST - Adjustable US Gov. Securities August 1, 2002 - February 28, 2003